[CorVel Corporation Letterhead]
March 5, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Kei Nakada and Mr. Mark Brunhofer

Re:	CorVel Corporation
Form 10-K for the Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed on July 6, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-19291
Ladies and Gentlemen:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated February 18, 2010 (the “SEC Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (“Form 10-K”), Definitive Proxy Statement on Schedule 14A filed on July 6, 2009 (“Proxy”) and Form 10-Q for the quarterly period ended September 30, 2009 (“Form 10-Q”) of CorVel Corporation, a Delaware corporation (the “Company”). The responses set forth below contain each of the Staff’s comments in total highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Capitalized terms not otherwise defined herein have the meaning given to them in the Form 10-K, Proxy and Form 10-Q, as applicable.
Form 10-K for the Period Ended March 31, 2009
Staff Comment
     Risk Factors
     “If we lose several customers in a short period....” page 19
     1. Please identify any of your customers that account for 10 percent or more of your consolidated revenues. Contracts upon which your business is substantially dependent should be filed as exhibits.
Company Response
     The Company respectfully advises the Staff that, as previously disclosed on page 11 of the Form 10-K, the Company did not have any single customer that accounted for 10 percent or more of the Company’s consolidated revenues during any period in fiscal years ended March

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31, 2009, 2008 or 2007 or for the nine months ended December 31, 2009. The Company also advises the Staff that it has filed all material contracts as required by Item 601(b)(10) of Regulation S-K.
Staff Comment
     Consolidated Financial Statements
     Note A — Summary of Significant Accounting Practices
     Revenue Recognition, page 54
     2. Please revise your disclosure to clarify why it is reasonable to recognize revenues based on time and expenses incurred. Your disclosure should address whether the fees are determined based on costs incurred or how the costs are the reliable measure of service revenues earned. In addition, revise your disclosure to describe how you measure the revenues recognized under the multiple deliverable arrangements.
Company Response
     The Company advises the Staff that in its Annual Report on Form 10-K for the fiscal year ending March 31, 2010, it will make the following additional disclosure:
     The Company recognizes revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. In patient management, as the Company’s professional staff performs work, they are contractually permitted to bill for fees earned in fraction of an hour increments worked. The Company recognizes revenue as the time is worked which is when the revenue is earned and realized. Labor costs are recognized as the costs are incurred.
     The Company derives the majority of its revenue from the sale of Network Solutions and Patient Management services. Network Solutions and Patient Management services may be sold individually or combined with any of the services the Company provides. When a sale combines multiple elements, the Company accounts for multiple element arrangements in accordance with the guidance included in Accounting Standards Codification (ASC) 605-25.
     In accordance with ASC 605-25, the Company allocates revenue for transactions or collaborations that include multiple elements to each unit of accounting based on its relative fair value, and recognizes revenue for each unit of accounting when the revenue recognition criteria have been met. The price charged when the element is sold separately generally determines fair value. When our customers purchase several products from CorVel, the pricing of the products sold is generally the same as if the product were sold on an individual basis. As a result, the fair value of each product sold in a multiple element arrangement is almost always determinable. In the absence of fair value of a delivered element, the Company would allocate revenue first to the fair value of the undelivered elements and the residual revenue to the delivered elements. The Company recognizes revenue for delivered elements when the delivered elements have standalone value and the Company has objective and reliable

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evidence of fair value for each undelivered element. If the fair value of any undelivered element included in a multiple element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. Based upon the nature of our products, bundled products are generally delivered in the same accounting period.
Staff Comment
     Note C — Stock Options and Stock Based Compensation, page 59
     3. Please revise your disclosure to include the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which you expect to recognize it. Refer to FASB Accounting Standards Codification 718 10 50 2i.
Company Response
     The Company advises the Staff that, as of March 31, 2009, $2,813,000 of total unrecognized compensation costs related to stock options is expected to be recognized over a weighted average period of 2.83 years. This amount does not include the cost of new options that may be granted in future periods nor any changes in the Company’s forfeiture percentage. The Company advises the Staff that it will include similar disclosure in its Annual Report on Form 10-K for the fiscal year ending March 31, 2010.
Definitive Proxy Statement Filed July 6, 2009
Staff Comment
     Compensation Components and Process, page 11
     Principal Elements of Executive Compensation — Base Salary, page 15
     4. We note the reference to organizations considered to be comparable to you and peer group data in the public domain. Please provide us with draft disclosure for your 2010 proxy statement that identifies the specific members of any peer group selected for such comparison and the criteria used to select the peer members.
Company Response
     The Company respectfully advises the Staff that, as previously disclosed on pages 11 and 12 of the Proxy, in general, there are no other publicly-held cost containment and managed care companies within the workers’ compensation market with annual revenue similar to the Company from which to obtain data points in determining market levels for compensation. Therefore, the Company does not use a specifically-identified peer group. Instead, compensation levels are based in part on executive compensation data organized by job title and drawn from generic information available in the public domain where the group of

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companies in comparable markets is maintained anonymously by the data providers. The Company advises the Staff that it will clarify this in its 2010 proxy statement.
Staff Comment
     Annual Cash Incentive Awards Plan, page 16
     5. We note that bonus payments are based upon the Compensation Committee’s consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the management by objective goals the Compensation Committee considered to determine your executive officers’ bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:
•	A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives for each named executive officer;

•	Confirmation that you will discuss the achievement of the objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.
     To the extent that these criteria are quantified, the discussion in your proxy statement should also be quantified.
Company Response
     The Company advises the Staff that it proposes to include the following disclosure in the Compensation Discussion and Analysis section of its 2010 proxy statement. Please note, however, that our 2010 fiscal year has not yet ended, so our proxy disclosure may change and/or be expanded upon if and to the extent any further developments transpire within the current fiscal year.
     Annual Cash Incentive Awards Plan. To reinforce the attainment of our goals, we believe that a substantial portion of the annual compensation of each executive officer should be in the form of variable cash incentive pay. In parallel with its review of base salaries for executive officers, the compensation committee considers the design and structure of the executive officer annual incentive awards plan. Cash incentive amounts for each executive officer are determined by the compensation committee based on the recommendation of our chief executive officer. Although we have a March 31 fiscal year end, we have calendar year budgets and annual cash incentive plans which are based on the calendar year. Cash incentive awards to the Chief Executive Officer and the other named executive officers are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above. Annual cash incentive plan awards are designed to reward personal contributions to our success and are earned under a structured formula. Each executive has some portion of his or her annual bonus measured against individual management by objective goals, or MBOs, established for that person, which, depending on the executive officer, include revenue growth, national sales and regional vice president management, implementation, planning and strategy for software development and information technology infrastructure, and adherence to company-wide internal financial reporting and controls. The maximum amount that any executive may earn based on the MBO element is variable, with full achievement of MBOs resulting in an expected 75% payout and increasing up to a 100% payout for achievement exceeding established MBOs. For executive officers with operations responsibilities, this element comprises a lesser percentage of the annual incentive award for the individual, and for executive officers with corporate staff responsibilities, it comprises a greater percentage of the annual incentive award. We expect that the MBO’s for our executive officers will be difficult to achieve. There are no MBOs established for the Company’s Chairman of the Board, Gordon Clemons.

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     The calendar year 2009 MBOs for our Chief Executive Officer, Mr. Starck, included improving the Company’s overall performance within the respective areas of network solutions and patient management services, as well as sales and sales management. Mr. Starck’s bonus opportunity, which was targeted at 70% of his base salary up to a maximum payout of 100% of his base salary, was 80% dependent on the Company’s overall financial performance based on an EPS target for calendar 2009 of XXXX [amount to be disclosed later] and 20% dependent on his contribution toward improving the Company’s business services performance, as well as sales and sales management. Mr. Starck substantially met his calendar year 2009 MBOs for improving performance within network solutions and patient management services, and sales and sales management. Mr. Starck attained XX% of his calendar year 2009 bonus opportunity and hence, received a bonus of XX% of his base salary in an amount equal to $XXXXXX [amounts yet to be determined].
     The calendar year 2010 MBOs for Mr. Starck, will include improving the Company’s overall performance within the respective areas of network solutions and patient management services, sales and sales management, and improved information systems delivery. Mr. Starck’s bonus opportunity, which is targeted at 70% of his base salary up to a maximum payout of 100% of his base salary, will be 80% dependent on the Company’s overall financial performance and 20% dependent on his contribution toward improving the Company’s business services performance, as well as sales and sales management.
     The calendar year 2009 MBOs for our Chief Financial Officer, Mr. McCloud, included improving the Company’s overall performance with respect to financial reporting and auditing, and Sarbanes-Oxley compliance. Mr. McCloud’s bonus opportunity, which was targeted at 25% of his base salary up to a maximum payout of 35% of his base salary, was 30% dependent on general consideration of the Company’s overall financial performance and 70% dependent on his contribution toward improving the Company’s compliance with financial reporting requirements. Mr. McCloud substantially met his calendar year 2009 MBOs for improving the Company’s overall performance with respect to financial reporting and auditing, and Sarbanes-Oxley compliance. Mr. McCloud attained 91% of his calendar year 2009 bonus opportunity and hence, received a bonus of 32% of his base salary in an amount equal to $46,147.
     The calendar year 2010 MBOs for Mr. McCloud will include improving the Company’s overall performance with respect to financial reporting and auditing, and Sarbanes-Oxley compliance. Mr. McCloud’s bonus opportunity, which is targeted at 25% of his base salary up to a maximum payout of 35% of his base salary, will be 30% dependent on the Company’s overall financial performance and 70% dependent on his contribution toward improving the Company’s compliance with financial reporting requirements.

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     The calendar year 2009 MBOs for our Chief Information Officer, Mr. McFarlane, included the integration of the Company’s computer systems, the development and maintenance of the Company’s enterprise-wide computer systems, and the evaluation of new technology that becomes available. Mr. McFarlane’s bonus opportunity, which was targeted at 28% of his base salary up to a maximum payout of 40% of his base salary, was 30% dependent on general consideration of the Company’s overall financial performance and 70% dependent on his contribution toward improving the Company’s computer systems. Mr. McFarlane substantially met his calendar year 2009 MBOs for integrating the Company’s computer systems, developing and maintaining the Company’s enterprise-wide computer systems, and evaluating new available technology. Mr. McFarlane attained 75% of his calendar year 2009 bonus opportunity and hence, received a bonus of 30% of his base salary in an amount equal to $52,886.
     The calendar year 2010 MBOs for Mr. McFarlane will include the integration of the Company’s computer applications, the development and maintenance of the Company’s enterprise-wide computer systems, and evaluation of new technology that becomes available. Mr. McFarlane’s bonus opportunity, which is targeted at 28% of his base salary up to a maximum payout of 40% of his base salary, will be 30% dependent on the Company’s overall financial performance and 70% dependent on his contribution toward improving the Company’s computer systems.
     The calendar year 2009 MBOs for our Vice President, Sales, Ms. Blaha, include overall national sales team performance, and account executive and general management sales training. Ms. Blaha’s bonus opportunity, which was targeted at 50% of her base salary up to a maximum payout of 70% of her base salary, was 80% dependent on the Company’s overall financial performance based on an EPS target for calendar 2009 of XXXX [amount to be disclosed later] and 20% dependent on her contribution toward improving the Company’s sales training for account executives, national sales team and general managers. Ms. Blaha met her calendar year 2009 MBOs of improving national sales team performance, and account executive and general management sales training. Ms. Blaha attained 94% of her calendar year 2009 bonus opportunity and hence, received a bonus of 65% of her base salary in an amount equal to $180,000.
     The calendar year 2010 MBOs for Ms. Blaha will include improving national sales team performance, and account executive and general management sales training. Ms. Blaha’s bonus opportunity, which is targeted at 50% of her base salary up to a maximum payout of 70% of her base salary, will be 80% dependent on the Company’s overall financial performance and 20% dependent on her contribution toward improving the Company’s national sales team performance and sales training for account executives and general managers.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Staff Comment
     Item 4 — Controls and Procedures, page 32.
     6. You disclose here and in your June 30, 2009 Form 10-Q that your disclosure controls and procedures, or DCP, were not effective on March 31, 2009. Item 307 of Regulation S-K requires you to perform your evaluation of DCP as of the end of

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the period covered by your report. Please revise your fiscal 2010 Forms 10-Q to disclose the results of your evaluation of DCP as of the end of each period covered by those reports. Please represent to us separately that you performed the DCP evaluation at both June 30, 2009 and September 30, 2009, or explain to us why not. In any regard, please revise your disclosure of your remedial activities taken to clarify when you undertook actions iv and v. Please refer to Item 308(c) of Regulation S-K which requires disclosure of the changes in internal control over financial reporting that took place in the last fiscal quarter.
Company Response
     The Company advises the Staff that it did perform an evaluation of its disclosure controls and procedures as of June 30, 2009 and September 30, 2009 and concluded that such disclosure controls and procedures were not effective as of such dates. In the quarter ended June 30, 2009, the Company undertook the following remediation activities with respect to points i, iv and v:
     i. During the first quarter of fiscal 2010, management implemented, and will continue to implement, additional controls over the reconciliation process. These controls have included and will include additional review by senior accounting staff and the Chief Financial Officer. Management is also instituting internal audit procedures designed to ensure timely and thorough reconciliation of all significant accounts.
     iv. During the first quarter of fiscal 2010 management identified additional controls that will be implemented to ensure adequate review of data used to compute financial statement disclosures.
     v. During the first quarter of fiscal 2010 management identified additional controls that will be implemented to mitigate the risks associated with regional accounting personnel not reporting directly to the corporate accounting function.
     In the quarter ended September 30, 2009, the Company undertook the following remediation activities with respect to points i, iv and v:
     i. During the second quarter of fiscal 2010, management implemented, and will continue to implement, additional controls over the reconciliation process. These controls include additional review by senior accounting staff and the Chief Financial Officer. Management is also instituting internal audit procedures designed to ensure timely and thorough reconciliation of all significant accounts.
     iv. During the second quarter of fiscal 2010, management expanded the review process of the data needed to compute significant financial statement disclosures. The expansion of this control coverage includes reviews by senior accounting staff and the Chief Financial Officer.

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     v. During the second quarter of fiscal 2010, management implemented a performance monitoring tool that enables tracking the performance of the regional accounting personal against key financial reporting related objectives.
     The Company will file amended Forms 10-Q for the quarters ended June 30 and September 30, 2009 to include the disclosures described above.
* * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Sharon O’Connor at the Company at (949) 851-1473 if you have any questions with respect to this letter.
     Thank you very much for your assistance in this matter.

Very truly yours, CORVEL CORPORATION Daniel J. Starck
cc:     Sharon O’Connor